Colony Bankcorp, Inc.

115 South Grant Street

Fitzgerald, Georgia 31750

September 24, 2025

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Colony Bankcorp, Inc. (the “Company”)

Registration Statement on Form S-4

Filed September 15, 2025 (amended on September 24, 2025)

File No. 333-290271

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement and declare the Registration Statement effective under the Securities Act at 5:00 p.m., Eastern Time, on September 26, 2025, or as soon thereafter as practicable. Please contact Olivia Weber at (404) 881-7298 of Alston & Bird LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

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Very truly yours,

Colony Bankcorp, inc.

By:	/s/ Derek Shelnutt
Name: Derek Shelnutt
Title: Executive Vice President and Chief Financial Officer